Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

May 18, 2012

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re: Mattersight Corporation

                        Registration Statement on Form S-3 filed on March 16, 2012

                         Amendment No. 1 filed on May 18, 2012

                        File No. 333-180153

Dear Mr. Kluck:

On behalf of Mattersight Corporation (the “Company”), enclosed for your review is Amendment No. 1 to the Company’s Registration Statement on From S-3 (File No. 333-180153) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2012. An electronic version of Amendment No. 1 has been filed concurrently with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the Staff’s comments contained in the Staff’s letter to the Company, dated April 5, 2012, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Selling Stockholder, page 5

Comment No. 1

Please disclose, by footnote or otherwise, the natural persons who hold voting and investment power over the shares beneficially owned by IGC Fund VI, L.P. Please refer to Compliance and Disclosure Interpretations, Regulation S-K, Questions 140.01 and 140.02, which can be found on our website, for guidance.

Response:

The Company advises the Staff that it has revised the Selling Stockholder table on page 5 of the Registration Statement to disclose by footnote the natural persons who hold voting and investment power over the shares beneficially owned by IGC Fund VI, L.P.

Information Incorporated by Reference, page 7

Comment No. 2

We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2011. However, the 10-K incorporates information from the company’s proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Response:

The Company advises the Staff that, in accordance with Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, the Company’s proxy statement was filed on April 5, 2012. The Company supplementally advises the Staff that on May 14, 2012, it filed an amendment to its Form 10-K on Form 10-K/A to restate its previously issued Consolidated Statements of Operations for the requisite periods to correct an error related to the calculation of basic and diluted loss per share from continuing operations.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (312) 558-6061.

Respectfully submitted,

/s/ Arlene K. Lim

Arlene K. Lim

cc: Christine R. Carsen

      Steven J. Gavin

2